Filed by: CBTX, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Allegiance Bancshares, Inc.

Commission File No.: 001-37585

The following is a transcript of CBTX, Inc.’s (the “Company”) earnings conference call held on January 28, 2022.

CORPORATE PARTICIPANTS

Justin M. Long CBTX, Inc. - Senior EVP, Corporate Secretary & General Counsel

Robert R. Franklin CBTX, Inc. - Chairman, President & CEO

Robert T. Pigott CBTX, Inc. - Senior EVP, CFO & Advisory Director

Joe E. West CommunityBank of Texas, National Association - Senior EVP & Chief Credit Officer

CONFERENCE CALL PARTICIPANTS

Charles Raburn West Piper Sandler & Co., Research Division - Research Analyst

Thomas Alexander Wendler Stephens Inc., Research Division - Associate

PRESENTATION

Operator

Good day, and thank you for standing by. Welcome to the Community Bank of Texas Fourth Quarter 2021 Earnings Conference Call. (Operator Instructions)

Please be advised that today's conference may be recorded. (Operator Instructions)

I would now like to hand the conference over to your host today, Justin Long, General Counsel.

Justin M. Long CBTX, Inc. - Senior EVP, Corporate Secretary & General Counsel

Thank you. Good morning. I'm Justin Long, the General Counsel of CBTX, and our management team would like to welcome you to the CBTX Inc. earnings call for the fourth quarter of 2021. We appreciate you joining us.

We issued our earnings press release yesterday afternoon, a copy of which is available on our website. along with the slide presentation that we will refer to during this presentation. Before we begin, I'd like to remind you that during this presentation, we may make forward-looking statements regarding future events, our financial performance or our business prospects.

Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Additional information concerning factors that could cause actual results to differ is available in our earnings release and in the Risk Factors section of our annual report on Form 10-K, our quarterly reports on Form 10-Q and our other filings with the SEC, which can all be accessed on our Investor Relations website at ir.cbtxinc.com.

Any forward-looking statements are made only as of the date of this call, and we assume no obligation to update any such statements. You should also be aware that during this call, we will reference certain non-GAAP financial information. A reconciliation of these financial measures to the most directly comparable GAAP financial measures is included in our earnings release and investor presentation.

I'm joined this morning by Robert R. Franklin Jr., our Chairman, President and CEO; Ted Pigott, our Chief Financial Officer; Joe West, our Chief Credit Officer; and Joseph McMullen, our Controller. At the end of their remarks, we'll open the call to questions. With that, I'll turn it over to our Chairman, President and CEO, Bob Franklin.

Robert R. Franklin CBTX, Inc. - Chairman, President & CEO

Thank you, Justin. Welcome to the earnings call for CBTX Inc. for the fourth quarter of 2021. We are pleased to present our fourth quarter results of an eventful 2021. The first half of the year was marked by caution, but as we move to the second half of the year, we saw increasing optimism as the country appeared to be better able to deal with the impact of the pandemic. Which allowed us to better assess the continuing effects on our team and our customers.

As the year progressed, the economic environment transitioned from a heavily COVID-impacted economy to a more stable and recovering economy. Our Texas economy provided opportunities and showed its resilience even in the -- with the emergence of the Omicron variant during the fourth quarter.

Over the second half of the year, the economic environment transitioned, showing signs of recovery, given the opportunity to have more face-to-face interaction with our customers and our prospects, our team began to build back our pipeline and show loan growth. The calling efforts of the third quarter produced good loans that were booked into the fourth quarter and solid relationship-driven deposits. This team effort provides us good momentum as we move into 2022.

During the fourth quarter, we were proud to announce that we have found an excellent partner in Allegiance Bank and that we would combine in a Merger of Equals transaction aimed to close in the first half of 2022. We have filed the regulatory applications, and our teams are working together, identifying ways to build a better bank together.

As we work together towards closing, we continue to be very excited about the opportunities that our combined organization will have in the future. Additionally, we settled and ended the investigation by the financial institution, finCen and the order that we had with the OCC during the fourth quarter.

We're pleased to have concluded this chapter, and we believe the BSA program stands ready to be a leader for our merger partner and ready for our increase in size and scale. Our fourth quarter financial results reflect several one-time charges, reflecting the settlements with the regulatory agencies and the cost -- and some of the costs associated with the actions we have taken in connection with the pending merger. Ted will speak more specifically to our financial results. Overall, we are excited about 2022 and the opportunities it will provide. We have liquidity, we have capital, we have an asset-sensitive balance sheet and -- that should allow us to succeed in our Texas markets, which continue to do well. Now I'll turn this over to Ted Pigott, our Chief Financial Officer.

Robert T. Pigott CBTX, Inc. - Senior EVP, CFO & Advisory Director

Thank you, Bob. Certain financial information for the fourth quarter and prior periods begins on Slide 5 of the investor presentation.

For the fourth quarter of 2021, the company reported a net loss of $545,000 or $0.02 per diluted share as earnings were impacted by the cost of the settlement with the regulatory agencies and the costs associated with the pending merger.

Net income for the year ended December 31, 2021, was $35.6 million or $1.45 per diluted share compared to $26 million or $1.06 per diluted share for the year ended December 31, 2020.

Now we'll move to the fourth quarter results. Net income -- net interest income for the fourth quarter 2021 decreased to $30.8 million from the third quarter 2021. And net interest margin on a tax equivalent basis decreased 15 basis points to 3.7% from third quarter of 2021. The loan yield decreased 13 basis points to 4.39% from the third quarter. The cost of interest-bearing liabilities fell to 24 basis points for the fourth quarter 2021.

The provision for credit losses was a recapture of $1.2 million for fourth quarter 2021, primarily due to qualitative factor adjustments associated with continued improvements in the local economy. Noninterest income for the fourth quarter decreased to $4.1 million from third quarter primarily due to a decrease in earnings on bank-owned life insurance due to related gains of $1.9 million realized in the third quarter. Net gains on sales of assets increased $550,000.

Noninterest expense for the fourth quarter increased $10.5 million from third quarter, primarily due to regulatory fees increasing $7.9 million, primarily due to the imposition of civil money penalties totaling $8 million and settlement of BSA/AML compliance matters.

Other expenses increased $2 million to $3.3 million, primarily due to $1.3 million in expenses associated with the pending merger with Allegiance Bancshares, Inc. Salaries and employee benefits increased $1.6 million, primarily due to an increase of $894,000 in officer bonuses and $545,000 in officer salaries.

Income expense was $1.8 million for the fourth quarter and the effective tax rate was 142% for fourth quarter because the payments made in conjunction with the resolution of the BSA/AML compliance matters are not tax deductible.

Moving to the balance sheet. Total assets at December 31, 2021, increased $276.9 million compared to September 30, 2021. It was driven by growth in loans of $259 million and growth in securities of $65.5 million. Loans, excluding loans held for sale at December 31, 2020, increased $307.1 million from the third quarter compared to September '21, loans which exclude PPP loans, increased 12.2% in the fourth quarter.

Deposits at December 31, '21 increased $299.6 million compared to September 30, 2021. Compared to December 31, '20, deposits were up 16%. The total cost of top deposits was 13 basis points for the fourth quarter. The company maintained strong capital ratios as the total risk capital ratio was 16.42%, the CET capital ratio was 15.31%, and the Tier 1 leverage ratio was 11.22% at December 31, 2021.

Nonperforming assets totaled by 50 basis points on total assets at December 31, 2021. The allowance for credit losses for loans was $31.3 million or 1.09% of total loans at December 31, 2021. The ACL decreased during the fourth quarter primarily due to the recapture of $901,000 in the ACL for loans and recapture of $306,000 for unfunded commitments due to the qualitative factor adjustments associated with the continued improvements in the local economy.

Net recoveries were $38,000 for the fourth quarter compared to $82,000 for the third quarter. Now I'll turn it over to Joe West.

Joe E. West Communitybank of Texas, National Association - Senior EVP & Chief Credit Officer

Thank you, Ted. I'd like to speak a bit to our loan portfolio, beginning on Slide 9 from the investor presentation. For the fourth quarter, our loans, excluding loans held for sale, were up at $2.84 billion versus $2.58 billion at the end of the third quarter of 2021, an increase of approximately $260 million.

Our loan growth was due in part to our organic growth and much of the growth came in the second half of the fourth quarter with our booking of $141 million of loans in December of 2021. We also purchased approximately $81.4 million of 1-4 family mortgage loans in the fourth quarter.

Our loan deferrals related to COVID stayed relatively constant as we had 7 loans with principal totaling $18.5 million on deferral at the end of the fourth quarter. For the quarter, C&I, including the effect of PPP payoffs, was up by approximately $38.1 million or 6.1 -- 6.4% compared to Q3, and C&I increased $87.6 million, net of PPP payoffs. CRE was up $62.8 million, 6.1% quarter-over-quarter.

Construction and development was up $67.2 million or 17% compared to the third quarter. 1-4 Family was up $73.1 million, 35.8% and multifamily was up $500,000.

Slide 10 shows the work the components of our commercial loans and our total commercial loans were up in the fourth quarter to $2.47 billion versus $2.31 billion at the end of the third quarter, including our PPP loans.

Slide 11 also sets forth our oil and gas exposure, including how we quantify our direct and indirect exposure. Our direct and indirect oil and gas loans for the third quarter increased to $204.9 million compared with the end of the third quarter.

Slide 12 sets forth information about our PPP loans. During the third quarter, our net PPP loans decreased to $52.8 million, and we received $49.5 million related to forgiveness or payments from customers.

The table at the bottom of Slide 9 sets forth our average yield on our portfolio, our average yield on our PPP loans and the average yield on our loan portfolio when taking out the PPP loans.

Slide 13 sets forth information about our allowance for credit losses. As Ted noted, our allowance for credit losses to loans was 1.09% at December 31, 2021.

Turning to Slide 14. Our nonperforming assets remained low during the fourth quarter and our credit quality remained strong.

Slide 14 also shows information regarding our nonperforming assets to our total assets, which was 0.50% as of 12/31/21 compared to 0.49% as of September 30, 2021. As with the second quarter, our recoveries during the quarter exceeded our charge-offs, resulting in a net recovery of $38,000. With that, I'll turn it back over to Bob Franklin.

Robert R. Franklin CBTX, Inc. - Chairman, President & CEO

Thank you, Joe. With that, we're ready to open it up for questions.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions)

And our first question comes from the line of Charles West with Piper Sandler.

Charles Raburn West Piper Sandler & Co., Research Division - Research Analyst

So I just want to start on the loan growth. It was great to see the positive moment in there. Can you speak more to what drove that? Was it line utilization or something else? And then how did production compared to recent quarters?

Robert R. Franklin CBTX, Inc. - Chairman, President & CEO

What was the last part of that?

Charles Raburn West Piper Sandler & Co., Research Division - Research Analyst

And then how did the production compare to recent quarters?

Robert R. Franklin CBTX, Inc. - Chairman, President & CEO

Well, it certainly was better than what we had seen for the first 3 quarters of the year, but it's -- it was across the board on various things. It really wasn't attributed to line usage. It was more new production.

We saw some good CRE opportunities that we've taken advantage of -- and some good C&I opportunities. So kind of across the board, really.

Joe E. West Communitybank of Texas, National Association - Senior EVP & Chief Credit Officer

Yes. I would say that we were -- we've been looking at new loans in our committees and our -- and discussing them with our lenders, really starting in the second half of the year. It was -- getting the deals approved and closed was slower than we would have liked. We feel kind of -- Q3 was pretty flat, but we saw a lot of activity in the fourth quarter, especially -- it especially accelerated toward the end of the year. And as Bob said, is across the board, we saw a majority of it was in commercial real estate, but we also saw some good C&I growth as well.

Robert R. Franklin CBTX, Inc. - Chairman, President & CEO

Yes, we saw our approved pipeline building through the third quarter, and we could see where, as these things got closed, that the fourth quarter was going to be good. I think we feel good about where we're heading into the first quarter because we've got a good pipeline behind us and it's continuing to build. So we feel good about where loan growth is.

Charles Raburn West Piper Sandler & Co., Research Division - Research Analyst

Okay. Great. That makes sense. And then a follow-up to that on the loan purchases. What was the yield on these compared to nonpurchase? And is this something you plan to do more in the future?

Robert R. Franklin CBTX, Inc. - Chairman, President & CEO

You got the yield...

Joe E. West Communitybank of Texas, National Association - Senior EVP & Chief Credit Officer

Yes, the weighted average yield, net to us on the purchase is 2.78.

Robert R. Franklin CBTX, Inc. - Chairman, President & CEO

But no, it's -- we will look at these things in the future. I don't know that we'll do a whole lot of it. It just sort of depends. We kind of -- it was offset a little bit of the PPP runoff, but we had the opportunity to buy a package at a decent yield, and we went ahead and did it.

But I don't think it's something that we're normally going to do.

Operator

(Operator Instructions)

And our next question comes from the line of Thomas Wendler with Stephens Inc.

Thomas Alexander Wendler Stephens Inc., Research Division - Associate

So just looking at expenses, we saw that tick up in salaries, I think you guys gave us a little bit of an outlay between the increase in salaries and the bonuses. Can you give us an idea of a good run rate expenses for 2022?

Robert R. Franklin CBTX, Inc. - Chairman, President & CEO

Yes. I think if you use somewhere around $25 million, it's going to be probably something that would work. It's going to be a little bumpy as we get towards our -- the combination with Allegiance. I think we're going to -- this business associated with that will be all around that number. But from a run rate standpoint on a normalized basis, given where we are today, that's kind of -- kind of works.

Thomas Alexander Wendler Stephens Inc., Research Division - Associate

That's great. And then with the MOE with ABTX, let's set to close in the second quarter. Can you give us any updates on the MOE and the conversion time line?

Robert R. Franklin CBTX, Inc. - Chairman, President & CEO

Well, I don't think it's in our -- I don't think we get to decide. So as soon as we get regulatory approval, we'll move to close. And we've done what we can do as far as filing our documents. In the meantime, we're having great meetings with our partner, having good integration sessions and finding the right way to run this bank in the future as a combined organization.

So we feel really good about what's going on in that regard. But from a timing standpoint, it's kind of taken out of our realm. We'll have to rely on the regulators on when they get this thing approved.

Thomas Alexander Wendler Stephens Inc., Research Division - Associate

Yes. Yes. That sounds about right. And then one -- final one for me. Can you give us any color around the percent of the loan portfolio that's variable? And then how many of those variable rate loans are currently on their floor?

Joe E. West Communitybank of Texas, National Association - Senior EVP & Chief Credit Officer

Yes. We've got -- on the variable rate side, it's a -- you've got -- hold on, I'm looking at this and we have a -- about 50% really about $1.40 billion is variable. And we think the good bid are sitting at the floor. We think we'll have something around 500 -- excuse me, $750million, that includes prime adjustable loans as well as any LIBOR pricing or SOFR pricing we have, that can move with the first rate move. I mean the LIBOR has already started to move up a little bit, but the -- depending on when the Fed decides to do its first rate hike, we got about $570 million that could move in the Prime portfolio.

Operator

And I'm showing no further questions. And now I would like to turn the conference back over to Bob Franklin for any further remarks.

Robert R. Franklin CBTX, Inc. - Chairman, President & CEO

Well, thank you very much. I think we're very excited about 2022. I think Texas economy is good, and we see good opportunities out there. Our guys are doing a great job of building pipeline, and we're very excited about the prospects that we have with our new merger partner, Allegiance Bank. So with that, thank you for your attention today, and we appreciate you attending the call.

Operator

This concludes today's conference call. Thank you for participating. You may now disconnect. Everyone, have a great day.

Forward-Looking Statements

Certain statements in this communication which are not historical in nature are intended to be, and are hereby identified as, “forward-looking statements” for purposes of the safe harbor provided by Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.

These statements include, but are not limited to, statements about the benefits of the proposed merger of Allegiance and the Company, including future financial and operating results (including the anticipated impact of the transaction on Allegiance’s and the Company’s respective earnings and book value), statements related to the expected timing of the completion of the merger, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Forward-looking statements may be identified by terminology such as “may,” “will,” “should,” “scheduled,” “plans,” “intends,” “anticipates,” “expects,” “believes,” “estimates,” “potential,” or “continue” or negatives of such terms or other comparable terminology.

All forward-looking statements are subject to risks, uncertainties and other factors that may cause the actual results, performance or achievements of Allegiance or the Company to differ materially from any results expressed or implied by such forward-looking statements. Such factors include, among others: (1) the risk that the cost savings and any revenue synergies from the merger may not be fully realized or may take longer than anticipated to be realized; (2) disruption to the parties’ businesses as a result of the announcement and pendency of the merger; (3) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (4) the risk that the integration of each party’s operations will be materially delayed or will be more costly or difficult than expected or that the parties are otherwise unable to successfully integrate each party’s businesses into the other’s businesses; (5) the failure to obtain the necessary approvals by the shareholders of Allegiance or the Company; (6) the amount of the costs, fees, expenses and charges related to the merger; (7) the ability by each of Allegiance and the Company to obtain required governmental approvals of the merger (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction); (8) reputational risk and the reaction of each company’s customers, suppliers, employees or other business partners to the merger; (9) the failure of the closing conditions in the merger agreement to be satisfied, or any unexpected delay in closing the merger; (10) the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (11) the dilution caused by the Company’s issuance of additional shares of its common stock in the merger; (12) general competitive, economic, political and market conditions; (13) the costs, effects and results of regulatory examinations, investigations, including the ongoing investigation by the Financial Crimes Enforcement Network of the U.S. Department of Treasury, or FinCEN, of the Company or the ability of the Company to obtain required regulatory approvals; (14) the possible results and amount of civil money penalties related to such FinCEN investigation and the Company’s BSA/AML program; and (15) other factors that may affect future results of the Company and Allegiance including changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; the impact, extent and timing of technological changes; capital management activities; and other actions of the Board of Governors of the Federal Reserve System and Office of the Comptroller of the Currency and legislative and regulatory actions and reforms.

Additional factors which could affect future results of Allegiance and the Company can be found in Allegiance’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and the Current Reports on Form 8-K, and the Company’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, in each case filed with the Securities and Exchange Commission (“SEC”) and available on the SEC’s website at https://www.sec.gov.

The Company disclaim any obligation and do not intend to update or revise any forward-looking statements contained in this communication, which speak only as of the date hereof, whether as a result of new information, future events or otherwise, except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

Information about the Merger and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

In connection with the proposed merger, the Company filed a registration statement on Form S-4 (Registration No. 333-262322) with the SEC to register the shares of the Company’s common stock that will be issued to Allegiance shareholders in connection with the merger. The registration statement includes a joint proxy statement/prospectus and other relevant materials in connection with the proposed merger, which will be sent to the shareholders of the Company and Allegiance seeking their approval of the proposed merger.

WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IN CONNECTION WITH THE PROPOSED MERGER BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT ALLEGIANCE, THE COMPANY AND THE PROPOSED MERGER.

Investors and security holders may obtain free copies of these documents, once they are filed, and other documents filed with the SEC by Allegiance or the Company through the website maintained by the SEC at https://www.sec.gov. Documents filed with the SEC by the Company will be available free of charge by accessing the Company’s website at www.communitybankoftx.com under the heading “Investor Relations” or, alternatively, by directing a request by mail or telephone to CBTX, Inc., 9 Greenway Plaza, Suite 110, Houston, Texas 77046, Attn: Investor Relations, (713) 210-7600, and documents filed with the SEC by Allegiance will be available free of charge by accessing Allegiance’s website at www.allegiancebank.com under the heading “Investor Relations” or, alternatively, by directing a request by mail or telephone to Allegiance Bancshares, Inc., 8847 West Sam Houston Parkway, N., Suite 200, Houston, Texas 77040, (281) 894-3200.

Participants in the Solicitation

The Company, Allegiance and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of the Company and Allegiance in connection with the proposed merger. Certain information regarding the interests of these participants and a description of their direct or indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus regarding the proposed merger when it becomes available. Additional information about the directors and executive officers of the Company and their ownership of the Company’s common stock is set forth in the Company’s proxy statement for its annual meeting of shareholders, filed with the SEC on April 14, 2021. Additional information about the directors and executive officers of Allegiance and their ownership of Allegiance’s common stock is set forth in Allegiance’s proxy statement for its annual meeting of shareholders, filed with the SEC on March 10, 2021. These documents can be obtained free of charge from the sources described above.